

May 5, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Corgi ETF Trust I
        Issuer CIK: 0002078265
        Issuer File Number: 333-289838/811-24117
        Form Type: 8-A12B
        Filing Date: May 5, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Corgi Mag 7 ETF, Corgi Bay Area Based ETF, Corgi NYC Based ETF, Corgi Aerospace & Commercial Aviation ETF, Corgi AI Cybersecurity ETF, Corgi Battery Energy Storage Systems ETF, Corgi Beauty, Skincare & Aesthetics ETF, Corgi Coffee & Energy Drinks ETF, Corgi Crypto Infrastructure ETF, Corgi Data & Surveillance ETF, Corgi Genomics & Precision Medicine ETF, Corgi High Voltage Grid Equipment ETF, Corgi Lifestyle Brands ETF, Corgi Longevity Consumer ETF, Corgi Natural Gas Power & Turbines ETF, Corgi Ports, Rail & Freight ETF, Corgi Quantum Computing ETF, Corgi Robots & Humanoids ETF, Corgi Shipping & Global Logistics ETF, Corgi Sports Betting & Gambling ETF, Corgi Travel & Leisure ETF, Corgi U.S. War Machine ETF, Corgi Buy Now Pay Later ETF, Corgi Space & Satellite Communications ETF, Corgi Digital Banking & Fintech Infrastructure ETF, Corgi Lithography & Semiconductor Photonics ETF, Corgi Drones & Urban Air Mobility ETF, Corgi IP Licensing & Royalties ETF, Corgi Emerging Markets Equities 15% Structured Buffer ETF - May Series, Corgi International Developed Equities 15% Structured Buffer ETF - May Series, Corgi Growth & Technology 10% Structured Buffer ETF - May Series, Corgi U.S. Equities 100% Structured Buffer ETF - May Series, Corgi U.S. Equities 30% Structured Buffer ETF - May Series and Corgi U.S. Small-Cap 15% Structured Buffer ETF - May Series under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications